2009 Estimated Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Please note that these are **preliminary estimates** and may change-both in total amount and classification of the distribution (short-term versus long-term)-from the date of this information to the payable date.

Record Date:	December 21, 2009
Ex-Dividend Date:	December 22, 2009
Payable Date:	December 22, 2009
Reinvest Date:	December 22, 2009

	Meridian Growth Fund		Meridian Value Fund		Meridian Equity Income Fund	
Ticker		**MERDX**		**MVALX**		**MEIFX**
Cusip		**589619-10 5**		**589619-20 4**		**589619-30 3**
Income Distribution	$	0.1375	$	0.3920	$	0.2474
Short-Term Capital Gain	$	-	$	-	$	0.0971
Long-Term Capital Gain	$	-	$	-	$	-
Total	**$**	**0.1375**	**$**	**0.3920**	**$**	**0.3444**

Dated 10/31/2009